379

Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2015	2014	2013	2012	2011
Earnings:

Income before taxes	873	1,448	1,189	2,005	1,027

Add: Fixed charges included in earnings	1,643	1,542	1,746	2,151	2,148
(A) Total Earnings	2,517	2,990	2,934	4,156	3,175

Fixed charges:

Interest	412	371	355	519	491

Interest on fixed annuities, investment contracts and savings accounts	1,232	1,171	1,391	1,632	1,657
Sub-total fixed charges included in earnings	1,643	1,542	1,746	2,151	2,148

Dividend on preferred shares	-	-	24	59	59

Coupons on perpetual capital securities	148	171	194	230	237

Coupons on Non-Cumulative Subordinated Notes	38	32	28	30	-
(B) Total fixed charges	1,829	1,744	1,992	2,470	2,444

Ratio: (A) / (B)	1.4	1.7	1.5	1.7	1.3

Ratio excluding interest on fixed annuities, investment contracts and savings accounts	2.2	3.2	2.6	3.0	1.9